EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at December 31,	As at December 31,
	2016	2015
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$88,749	$70,356
Term deposits with banks	9,919	9,097
Financial assets, available-for-sale	11,234	-
Accounts receivables, net	838	849
Receivables from sales representatives	4,962	8,802
Inventories	111	176
Prepaid expenses and other current assets	14,129	16,268
	129,942	105,548
Non-current assets
Property and equipment	71,604	59,064
Investment properties	47,955	69,726
Intangible assets	16,907	26,309
Financial assets, available-for-sale	257	-
Long term investment	-	100
Deferred income tax assets	2,669	389
Other non-current assets	2,118	951
	141,510	156,539
Total assets	$271,452	$262,087

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,681	$7,383
Deferred income and customer prepayments	77,450	75,265
Accrued liabilities	14,917	15,183
Income tax liabilities	934	2,990
	98,982	100,821
Non-current liabilities
Accounts payable	-	289
Deferred income and customer prepayments	4,040	2,917
Deferred income tax liabilities	2,453	4,493
	6,493	7,699
Total liabilities	$105,475	$108,520

Equity attributable to Company’s shareholders
Common shares	536	533
Treasury shares	(250,089)	(250,089)
Other reserves	153,181	157,562
Retained earnings	258,293	239,812
Total Company shareholders’ equity	161,921	147,818
Non-controlling interests	4,056	5,749
Total equity	$165,977	$153,567
Total liabilities and equity	$271,452	$262,087

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Exhibitions	$44,968	$45,683	$92,381	$91,854
Online and other media services (Note 1)	27,646	34,512	58,340	70,242
Miscellaneous	3,235	4,914	6,946	8,929
	75,849	85,109	157,667	171,025
Operating Expenses:
Sales (Note 2)	21,858	25,538	44,767	50,231
Event production	12,018	12,309	25,084	24,533
Community and content (Note 2)	8,152	10,332	17,163	20,535
General and administrative (Note 2 & 3)	20,685	22,945	43,019	43,697
Information and technology (Note 2)	5,541	6,896	11,315	13,348
Total Operating Expenses	68,254	78,020	141,348	152,344
Profit on sale of property	-	9,791	-	9,791
Profit from Operations	7,595	16,880	16,319	28,472
Interest income	265	226	558	792
Gain on sale of available-for-sale securities	26	52	93	188
Profit on sale of long term investment	-	-	43	-
Interest expenses	(7)	(24)	(23)	(83)
Profit before Income Taxes	7,879	17,134	16,990	29,369
Income tax credit / (expense)	752	(2,421)	1,328	(4,609)
Net Profit from continuing operations	$8,631	$14,713	$18,318	$24,760
Net Profit from discontinued operations, net of income tax (Note 4)	-	223	-	5,629
Net profit	$8,631	$14,936	$18,318	$30,389
Net loss / (profit) attributable to non-controlling interests from:
Continuing operations	913	457	51	(765)
Discontinued operations	-	-	-	264
Total	913	457	51	(501)
Net profit attributable to the Company’s shareholders from:
Continuing operations	$9,544	$15,170	$18,369	$23,995
Discontinued operations	-	223	-	5,893
Total	$9,544	$15,393	$18,369	$29,888
Basic net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.40	$0.61	$0.77	$0.87
Discontinued operations	-	0.01	-	0.22
Total	$0.40	$0.62	$0.77	$1.09
Shares used in basic net profit per share calculations	23,928,270	24,690,029	23,897,328	27,404,537
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.38	$0.58	$0.73	$0.83
Discontinued operations	-	0.01	-	0.20
Total	$0.38	$0.59	$0.73	$1.03
Shares used in diluted net profit per share calculations	25,397,702	26,249,657	25,305,261	28,820,976

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

Note: 1. Online and other media services consists of:

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$25,064	$31,220	$52,750	$64,421
Print services	2,582	3,292	5,590	5,821
	$27,646	$34,512	$58,340	$70,242

Note: 2.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$206	$240	$279	$418
Community and content	44	47	62	88
General and administrative	624	650	1,360	1,418
Information and technology	85	92	204	225
	$959	$1,029	$1,905	$2,149

Note: 3. General and administrative expenses consist of:

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses	$15,331	$18,984	$33,310	$37,289
Amortization of intangible assets	1,639	2,207	3,681	4,314
Impairment charge on intangible assets	2,889	-	4,791	-
Foreign exchange losses	826	1,754	1,237	2,094
	$20,685	$22,945	$43,019	$43,697

Note: 4. Net Profit from discontinued operations, net of income tax consist of:

	Six months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Profit on sale of subsidiary	$-	$223	$-	$6,382
Income tax expense	-	-	-	(361)
Profit on sale of subsidiary, net of income tax	-	223	-	6,021
Loss from discontinued operations, net of income tax	-	-	-	(392)
	$-	$223	$-	$5,629